



06011432

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
United States

SUPPL

Randers, 28 February 2006


RECEIVED
MAR 0 6 2006
185
WASH. D.C.
SECTION

Dear Ladies and Gentlemen,

Vestas Wind Systems A/S - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Enclosed you will find information being furnished on behalf of Vestas Wind Systems A/S in satisfaction of the ongoing requirements of its exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (exemption number 82-34884).

- Stock exchange announcement No. 8/2006 of 28 February 2006
  "Vestas receives order for 45 units of the V90-2.0 MW turbine from Spanish developer"

If you have any question please do not hesitate to contact Ms. Hanne Halse, Vice President, Legal & Risk Management (tel.: +45 9730 0000).

Yours sincerely
Vestas Wind Systems A/S

Inge Christensen

Inge Lundgård Christensen
Communication & IR

PROCESSED
MAR 0 8 2006
THOMSON
FINANCIAL

dlw 3/8

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S · Reg. no.: 2100 · Account no.: DKK 0651 117097 - EUR 5005 677997
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S

82-34884



Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K

Randers, 28 February 2006
Stock exchange announcement No. 08/2006

Vestas receives order for 45 units of the V90-2.0 MW turbine from Spanish developer

The Vestas Group has received an order from companies belonging to the reputable Spanish wind farm developer, Agrupación Eólica, S.L. for 45 units of the V90-2.0 MW turbine. The order includes supply, installation, commissioning and VestasOnline remote monitoring systems for five different projects in Spain and France.

Delivery of the turbines will begin in the autumn of 2006 and the wind power plants will be completed during 2007.

Two of the projects will be located in the region of Aragón in the northeast of Spain, which is the fourth biggest region in Spain in terms of installed wind power with more than 1,400 MW installed. Vestas has been working in Aragón since 1996 and has as at 30 June 2005 installed more than 350 MW in the region. Vestas is present in the region with a technical support office and a surveillance and training centre, both located in Zaragoza.

The three other projects, totalling 18 turbines, will be located in France. One of the projects will be located in the central Pyrenees in the south of France, one in the Brittany region and one in the Loire region in the centre of France.

"*The fact that Agrupación Eólica, S.L. has chosen Vestas as supplier for their projects is a further strengthening of our partnership,*" says Ebbe Funk, President of Vestas Mediterranean West A/S and continues: "*This order also confirm our positive expectations for the French market.*"

The above order does not affect the Vestas Group's expectations for 2006, cf. Stock exchange announcement No. 40/2005 of 24 November 2005.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000 or to Ebbe Funk, President of Vestas Mediterranean West A/S, telephone +34 93 241 98 00.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S